Exhibit 4.1

REAL ESTATE LIEN NOTE

Note Date:  September 28, 2018

Maker:   GEX MANAGEMENT INC.

Maker’s Mailing Address (including county:	12001 N. Central Expy
Dallas, TX 75243

Payee:   SETCO INTERNATIONAL FORWARDING CORPORATION, a Texas corporation

Place for Paymnet (including county):	12409 Jupiter Road
Dallas, TX 75218
Dallas County, Texas

Principal Amount:	$1,125,000.00

Annual Interest Rate on Unpaid Principal from Date:   18%

Scheduled Maturity Date:   October 5, 2018

Security for Payment:

Being a 16.84 acre tract of land situated in the Solomon Dixon Survey, Abstract No. 408, Dallas County, Texas, same being that tract of land conveyed to Setco International Forwarding Corporation by deed recorded in Volume 95082, Page 2151, Deed Records, Dallas County, Texas, and being more particularly described by metes and bounds as follows:

BEGINNING at a 1/2 inch iron rod found for corner, said corner being the most westerly Northwest corner of that tract of land conveyed to Dallas Power & Light Company by deed recorded in Volume 710, Page 1510, Deed Records, Dallas County, Texas, and the Southeast corner of that tract of land conveyed to Perimeter Investments One Limited Partnership, a Texas limited partnership (Tract Two), by deed recorded in Volume 98033, Page 1611, Deed Records, Dallas County, Texas;

THENCE North 00 degrees 25 minutes 00 seconds East, along the East line of said Perimeter Investments One Limited Partnership tract, a distance of 1181.36 feet to a 1/2 inch iron rod found for corner, said corner being the Northeast corner of said Perimeter Investments One Limited Partnership tract and the most westerly Southwest corner of that tract of land conveyed to Dallas Power & Light Company by deed recorded in Volume 5509, Page 446, Deed Records, Dallas County, Texas;

THENCE South 53 degrees 10 minutes 07 seconds East, along the Southwest line of said Dallas Power & Light Company (5509/446) tract, a distance of 928.84 feet to a 1/2 inch iron rod found for corner, said corner being the most easterly Northwest corner of said Dallas Power & Light Company (710/1510) tract;

THENCE South 16 degrees 24 minutes 54 seconds East, along a Southwest line of said Dallas Power & Light Company (710/1510) tract, a distance of 650.38 feet to a 1/2 inch iron rod found for corner;

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THENCE South 89 degrees 57 minutes 35 seconds West, along the most southerly North line of said Dallas Power & Light Company (710/1510) tract, a distance of 935.83 feet to the POINT OF BEGINNING and containing 733,494 square feet or 16.84 acres of land.

Maker promises to pay to the order of Payee at the place for payment and according to the terms of payment the principal amount plus interest at the rates stated above. All unpaid amounts shall be due by the final scheduled payment date.

Principal and accrued interest shall be payable as follows:

A.	Payments of principal and interest shall be due and payable in full on October 5, 2018.

B.	All remaining unpaid principal and accrued interest shall be due on the Schedule Maturity Date set forth above, subject to earlier acceleration or maturity as provided herein and in the Deed of Trust.

If Maker defaults in the payment of this note or in the performance of any obligation in any instrument securing or collateral to it, and the default continues after Payee gives Maker notice of the default and the time within which it must be cured, as may be required by law or by written agreement, then Payee may declare the unpaid principal balance and earned interest on this note immediately due. Maker and each surety, endorser, and guarantor waive all demands for payment, presentations for payment, notice of intention to accelerate maturity, notices of acceleration of maturity, protests, and notices of protest, to the extent permitted by law.

If this note or any instrument securing or collateral to it is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through probate, bankruptcy, or other judicial proceeding, then Maker shall pay Payee all costs of collection and enforcement, including reasonable attorney's fees and court costs, in addition to other amounts due. Reasonable attorney's fees shall be 10% of all amounts due unless either party pleads otherwise.

A late fee shall be assessed of 5% of any installment not paid within 10 days of the due date.

Interest on the debt evidenced by this note shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

Should Makers or their successor in interest, without the consent in writing of the holder of this note, sell, transfer or convey their interest in the above described property, then the holder of this note may declare all sums accrued hereby immediately due and payable.

Maker shall have the right or privilege at any time prior to maturity to prepay this Note in whole or in part without penalty. Any prepayments are to be applied to the payment of the installments of principal last maturing and interest will immediately cease on the prepaid principal.

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Each Maker is responsible for all obligations represented by this note.

When the context requires, singular nouns and pronouns include the plural.

GEX MANAGEMENT INC.

/s/ Carl Dorvil

By: Carl Dorvil

Its: CEO

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